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                             August 4, 2023

       Korm Trieu
       Chief Financial Officer & Corporate Secretary
       ALMADEN MINERALS LTD
       1333 Johnston Street, #210
       Vancouver, British Columbia Canada V6H 3R9

                                                        Re: ALMADEN MINERALS
LTD
                                                            Form 20-F for the
fiscal year ended December 31, 2022
                                                            Filed April 27,
2023
                                                            File No. 001-32702

       Dear Korm Trieu:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F

       Location and Access, page 29

   1. Please modify your filing and locate your property within one-mile using an easily recognizable coordinate
system as required by Item 1304(b)(1)(i) of Regulation S-K.
       History of Past Work, page 33

   2. Please modify your filing and disclose the book value of your mining property as required by Item 1304(d)(2)(iii)
of Regulation S-K.
       Mineral Resource Estimate, page 38

   3. We note your disclosure of resources inclusive of reserves in your filing. Please modify your filing and remove
your inclusive resource tabulation and replace it with a tabulation of resources exclusive
of reserves as required by Item 1304(d)(2) of Regulation S-K.
 Korm Trieu
FirstName  LastNameKorm Trieu
ALMADEN     MINERALS LTD
Comapany
August     NameALMADEN MINERALS LTD
       4, 2023
August
Page 2 4, 2023 Page 2
FirstName LastName
Exhibit 14.2
Metallurgical Performance Projections, page E-176

4.       Please modify your filing and disclose the Qualified Person   s
opinion on the adequacy of
         the metallurgical process test data and conclusions. See Item 601(b)(96)(iii)(B)(10)(v) of
         Regulation S-K.
Exhibit 14.2
Classification, page E-194

5. Please modify your filing and disclose your resources exclusive of reserves as required by
         Item 601(b)(96)(iii)(B)(11)(ii) of Regulation S-K.
6.       Please modify your filing and disclose the Qualified Person   s
opinion on whether all
         issues related to technical and/or economic factors influencing economic extraction can be resolved with further work. See Item 601(b)(96)(iii)(B)(11)(vii) of Regulation S-K.
Exhibit 14.2
Mineral Reserves, page E-202

7.       Please modify your filing and disclose the Qualified Person   s
opinion on risk factors and
         their effect on reserve estimates through changes to the modifying factors. See Item
         601(b)(96)(iii)(B)(12)(vi) of Regulation S-K.
Exhibit 14.2
Monitoring, page E-280

8.       Please modify your filing and disclose the Qualified Person   s
opinion on the adequacy of
         the current plans to address issues related to environmental compliance, permitting, or local individuals and/or groups. See Item 601(b)(96)(iii)(B)(17)(vi) of Regulation S-K.
Exhibit 14.2
Analysis, page E-293

9. Please review your Cash Flow Summary found in Table 19.2 as it relates to your Capital and Operating Costs outlined in Section 18. Sustaining Capital does not appear to correspond to the text and Closure Costs do not appear to be included in your tabulation.
         In addition, please review the annual Mine Operating Costs and Tax Calculations and provide additional detail in your text regarding their calculation. See Item
         601(b)(96)(iii)(B)(19)(i) of Regulation S-K.



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Korm Trieu
ALMADEN MINERALS LTD
August 4, 2023
Page 3

       Please direct any questions to George K. Schuler at 202-551-3718 if you have questions regarding the engineering comments or Craig Arakawa at at 202-551-3650 with any other questions.




FirstName LastNameKorm Trieu                             Sincerely,
Comapany NameALMADEN MINERALS LTD
                                                         Division of
Corporation Finance
August 4, 2023 Page 3                                    Office of Energy &
Transportation
FirstName LastName